

Apollo Hospitals
CHENNAI
touching lives

RECEIVED
2006 AUG -2 P 1:00
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date : July 19, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

SUPPL



06015667

Dear Sir,

Sub : Compliance with Revised Clause 35 of the Listing Agreement

Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893

With reference to above, pursuant to revised Clause 35 of the Listing Agreement, please find enclosed the following :-

(i) Distribution of Shareholding for the quarter ended 30th June 2006.

(ii) List of persons/entities holding more than 1% of the share capital.

Kindly acknowledge receipt.

PROCESSED
AUG 08 2006
THOMSON FINANCIAL

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
DY. GENERAL MANAGER - SECRETARIAL

8/2

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, IIIrd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 5681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" E-mail : apolloshares@vsnl.net Website : www.apollohospitals.com

(I) (a) Statement Showing Shareholding Pattern

Name of the Company : Apollo Hospitals Enterprise Limited

Scrip Code : 508869 | Quarter Ended : 30-Jun-2006

Category code	Category of Shareholder	Number of Shareholders	Total number of shares	Number of shares held in dematerialized form	Total shareholding as a percentage of total number of shares	
					As a percentage of(A+B)[1]	As a percentage of (A+B+C)
(A)	**Shareholding of Promoter and Promoter Group[2]**					
1	**Indian**					
(a)	Individuals/ Hindu Undivided Family	32	8,612,253	6,784,180	19.47	17.02
(b)	Central Government/ State Government(s)				0.00	0.00
(c)	Bodies Corporate	5	5,756,105	5,740,505	13.01	11.38
(d)	Financial Institutions/ Banks				0.00	0.00
(e)	Any Others(Specify)				0.00	0.00
(e-i)					0.00	0.00
(e-ii)					0.00	0.00
	Sub Total(A)(1)	37	**14,368,358**	**12,524,685**	**32.48**	**28.40**
2	**Foreign**					
a	Individuals (Non-Residents Individuals/ Foreign Individuals)				0.00	0.00
b	Bodies Corporate				0.00	0.00
c	Institutions				0.00	0.00
d	Any Others(Specify)				0.00	0.00
d-i					0.00	0.00
d-ii					0.00	0.00
	Sub Total(A)(2)	0	0	0	0.00	0.00
	Total Shareholding of Promoter and Promoter Group (A)= (A)(1)+(A)(2)	37	**14,368,358**	**12,524,685**	**32.48**	**28.40**

Category code	Category of Shareholder	Number of Shareholders	Total number of shares	Number of shares held in dematerialized form	Total shareholding as a percentage of total number of shares	
					As a percentage of(A+B)[1]	As a percentage of (A+B+C)
(B)	**Public shareholding**					
1	**Institutions**					
(a)	Mutual Funds/ UTI	2	1,000	0	0.00	0.00
(b)	Financial Institutions / Banks	18	613,123	611,125	1.39	1.21
(c)	Central Government/ State Government(s)	1	161,854	161,854	0.37	0.32
(d)	Venture Capital Funds				0.00	0.00
(e)	Insurance Companies	3	322,630	322,630	0.73	0.64
(f)	Foreign Institutional Investors	63	21,600,524	21,585,092	48.83	42.69
(g)	Foreign Venture Capital Investors				0.00	0.00
(h)	Any Other (specify)				0.00	0.00
(h-i)					0.00	0.00
(h-ii)					0.00	0.00
	Sub-Total (B)(1)	**87**	**22,699,131**	**22,680,701**	**51.32**	**44.86**
B 2	**Non-institutions**					
(a)	Bodies Corporate	672	925,427	843,145	2.09	1.83
(b)	Individuals					
I	Individuals -i. Individual shareholders holding nominal share capital up to Rs 1 lakh	30,307	5,930,878	2,939,958	13.41	11.72
II	ii. Individual shareholders holding nominal share capital in excess of Rs. 1 lakh.	14	308,858	157,533	0.70	0.61
(c)	Any Other (specify)					
(c-i)					0.00	0.00
(c-ii)					0.00	0.00
	Sub-Total (B)(2)	**30,993**	**7,165,163**	**3,940,636**	**16.20**	**14.16**
(B)	**Total Public Shareholding (B)= (B)(1)+(B)(2)**	**31,080**	**29,864,294**	**26,621,337**	**67.52**	**59.02**
	TOTAL (A)+(B)	**31,117**	**44,232,652**	**39,146,022**	**100**	**87.4186959**

Category code	Category of Shareholder	Number of Shareholders	Total number of shares	Number of shares held in dematerialized form	Total shareholding as a percentage of total number of shares	
					As a percentage of(A+B)[1]	As a percentage of (A+B+C)
(C)	Global Depository Receipts (GDRs)	1	6,365,966	6,365,966		12.58
	GRAND TOTAL (A)+(B)+(C)	31,118	50,598,618	45,511,988		100

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman

Chief Financial Officer & Company Secretary

(I)(b) Statement showing Shareholding of persons belonging to the category "Promoter and Promoter Group"

Sr. No.	Name of the shareholder	Number of shares	Shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	Dr. Prathap C Reddy	1,464,593	2.89
2	Mrs. Sucharitha P Reddy	1,729,937	3.42
3	Mrs. Preetha Reddy	725,125	1.43
4	Mrs. Suneeta Reddy	396,795	0.78
5	Mrs. Shobana Khamineni	1,089,976	2.15
6	Mrs. Sangeetha Reddy	1,281,254	2.53
7	Mr. Karthik Anand	110,300	0.22
8	Mr. Harshad Reddy	105,100	0.21
9	Ms. Sindhoori Reddy	130,000	0.26
10	Mr. Adithya Reddy	105,100	0.21
11	Ms. Upsana Kamineni	133,638	0.26
12	Mr. Puvansh Kamineni	106,100	0.21
13	Ms. Anushpala Kamineni	129,587	0.26
14	Mr. Anandith Reddy	115,100	0.23
15	Mr. Viswajith Reddy	111,150	0.22
16	Mr. Viraj Madhavan Reddy	84,112	0.17
17	Mr. P Obul Reddy	5,000	0.01
18	Mr. P Vijayakumar Reddy	666	0.00
19	Mr. Vishweswar Reddy	788,710	1.56
20	Mr. Anil Khamineni	10	0.00
21	M/s. PCR Investments Ltd	5,734,905	11.33
22	M/s. Obul Reddy Investments Ltd	5,600	0.01
23	M/s. Apollo Health Association	15,600	0.03
	TOTAL	**14,368,358**	**28.40**

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman

S.K. Venkataraman

Chief Financial Officer & Company Secretary

(I)(c) Statement showing Shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares

Sr. No.	Name of the shareholder	Number of shares	Shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	The Bank of New York	6,365,966	12.58
2	Bisikan Bayu Investments (Mauritius) Limited	5,500,000	10.87
3	Maxwell (Maruitius) Pte Ltd	2,079,930	4.11
4	Smallcap World Fund Inc	1,946,900	3.85
5	Emerging Markets Growth Fund Inc	1,666,666	3.29
6	Oppenheimer Funds. Inc Oppenheimer International Small Company Fund	1,421,069	2.81
7	Smallcap World Fund Inc	1,053,100	2.08
8	Fidelity Select Portfolios Medical Delivery Portfolio	875,695	1.73
9	American Funds Insurance Series A/c American Funds Insurance Series - Global Small Capitalisation Fund	836,238	1.65
10	Robeco Institutional Asset Mgmt. N.V. A/c Stichting Custody Robeco Institutional Re-Calypso	810,967	1.60
11	Capital International Emerging Markets Fund	725,100	1.43
12	Matthews International Funds A/c Matthews India Fund	709,821	1.40
13	Credit Agricole Funds India	552,429	1.09
	TOTAL	**24,543,881**	**48.51**

for Apollo Hospitals Enterprise Limited



S.K. Venkataraman
Chief Financial Officer & Company Secretary

(I)(d) Statement showing details of locked-in shares

Sr. No.	Name of the shareholder	Number of locked-in shares	Locked-in shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	NIL	0	0.00
	TOTAL	0	0.00

for Apollo Hospitals Enterprise Limited



S.K. Venkataraman

Chief Financial Officer & Company Secretary

(II)(a) Statement showing details of Depository Receipts (DRs)

Sr. No.	Outstanding GDRs	Number of outstanding GDRs	Number of shares underlying outstanding GDRs	Shares underlying outstanding GDRs as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	Global Depository Receipts (**GDRs**)	6,365,966	6,365,966	12.58
	TOTAL	6,365,966	6,365,966	12.58

for Apollo Hospitals Enterprise Limited



S.K. Venkataraman

Chief Financial Officer & Company Secretary

(II)(b) Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares

Sr. No.	Name of the GDR Holder	Outstanding GDRs	Number of shares underlying outstanding GDRs	Shares underlying outstanding GDRs as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	The Bank of New York	6,365,966	6,365,966	12.58
	TOTAL		6,365,966	12.58

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman

S.K. Venkataraman
Chief Financial Officer & Company Secretary